Exhibit 8.1

Dentons Bingham Greenebaum LLP 2700 Market Tower 10 West Market Street Indianapolis, IN 46204 United States dentons.com

September 19, 2024

German American Bancorp, Inc.

711 Main Street

Jasper, Indiana 47546

Ladies and Gentlemen:

You have requested our opinion as to certain Federal income tax consequences of a proposed transaction (the “Merger”) whereby Heartland BancCorp, an Ohio corporation (“HLAN”), will be merged into German American Bancorp, Inc., an Indiana corporation (“GABC”) pursuant to an Agreement and Plan of Reorganization, dated as of July 29, 2024 (the “Merger Agreement”).

In rendering such opinion, we have assumed with your consent that (i) the Merger will be effected in accordance with the Merger Agreement; (ii)  the factual statements and representations made by the parties in the Merger Agreement, the Registration Statement on Form S-4 filed on September 6, 2024, as amended as of the date hereof (the “Registration Statement”), and in the officers’ representation certificates delivered to us for purposes of this opinion, which are hereby incorporated by reference, are true, complete and correct as of the date hereof and will remain so at the Effective Time; and (iii) the Merger will be reported by GABC and HLAN on their respective income tax returns in a manner consistent with the opinions set forth below. We have also assumed that the parties have complied with and, if applicable, will continue to comply with, the terms and conditions of the Merger Agreement. Capitalized terms used, but not defined herein, shall have the meanings ascribed to them in the Merger Agreement.

Our opinion is based solely upon the Internal Revenue Code of 1986, as amended (the “Code”), the regulations, rulings and judicial decisions thereunder, all as in effect on the date hereof, and the factual information contained in the aforementioned documents, as well as, those facts outlined below.

I. FACTS

HLAN’s authorized capital stock consists of 20,000,000 shares of common stock, no par value (“HLAN Common Stock”). The shares of HLAN Common Stock are traded on the OTCQX Market.

GABC’s authorized capital stock consists of 45,000,000 shares of common stock, no par value (“GABC Common Stock”), and 750,000 shares of preferred stock, no par value (the “GABC Preferred Stock”). The shares of GABC Common Stock are traded on the Nasdaq Global Select Market. There are no shares of GABC Preferred Stock issued and outstanding.

The Merger is being undertaken for the business purposes outlined in the Registration Statement.

Pursuant to the terms of the Merger Agreement, HLAN will be merged into GABC in accordance with the laws of the State of Indiana and State of Ohio. GABC will acquire all of the assets of HLAN and will assume all of the liabilities of HLAN by operation of law. Following the consummation of the Merger, the separate corporate existence of HLAN will cease and GABC will survive the Merger.

September 19, 2024

Through the Merger, each share of HLAN Common Stock (other than dissenting shares and shares held in the Heartland Bank 401(k) Profit Sharing Plan (the “HLAN 401(k) Plan”)) will be converted into the right to receive 3.90 shares (as it may be adjusted, the “Exchange Ratio”) of GABC Common Stock, or cash in lieu of a fractional share. The shares of HLAN Common Stock held in the HLAN 401(k) Plan will be entitled to receive a cash payment in exchange for each share of HLAN Common Stock equal to the Exchange Ratio multiplied by the greater of: (a) a 10-day volume weighted average trading price of GABC Common Stock ending on the fourth business day prior to the closing of the Merger (the “Average GABC Closing Price”) or (b) the closing trading price of GABC Common Stock on the trading day that is the first business day immediately preceding the closing of the Merger. Any option to acquire a share of HLAN common stock outstanding at the closing of the Merger will be cancelled in exchange for a cash payment equal to (i) the Exchange Ratio multiplied by the Average GABC Closing Price less (ii) the option exercise price per share, and less (iii) any applicable withholding taxes. GABC will not issue any fractional GABC common shares in the Merger. Instead, the HLAN shareholder who otherwise would have received a fraction of a share of GABC Common Stock will receive an amount in cash (rounded to the nearest cent) determined by multiplying the fractional share by the Average GABC Closing Price.

We have assumed, for purposes of this opinion, that the Merger will not proceed if, at the Effective Time, the value of the GABC Common Stock received by the HLAN shareholders in the Merger would be less than 40% of the total consideration received by the HLAN shareholders.

II. OPINION

Section 368(a)(1)(A) of the Code defines the term “reorganization” as including “a statutory merger or consolidation.” Treas. Reg. § 1.368-2(b)(1)(ii) provides that a statutory merger or consolidation is a transaction effected pursuant to the statute or statutes necessary to effect the merger or consolidation, so long as by operation of such statute or statutes the following events occur simultaneously at the effective time of the transaction: (i) all of the assets (other than assets distributed in the merger, if any) and liabilities (except to the extent such liabilities are satisfied or discharged in the transaction or are nonrecourse liabilities to which assets distributed in the merger are subject) of each party to the merger become the assets and liabilities of one of the parties to the merger (“Surviving Party”) and (ii) the party to the merger that is not the Surviving Party ceases its separate legal existence. Since the Merger will be effected pursuant to the laws of the State of Indiana and the State of Ohio, the foregoing criteria will be met.

Treas. Reg. § 1.368-1(b) provides that a reorganization under the Code requires continuity of business enterprise and a continuity of interest therein on the part of the acquiring corporation. To satisfy the continuity of business enterprise requirement, the Surviving Party must either continue a significant line of the acquired corporation’s historic business or use in a business a significant portion of the acquired corporation’s historic business assets. Treas. Reg. §1.368-1(d). As set forth in the officers representations certificates, GABC will continue the historic business of HLAN or use a significant portion of HLAN’s historic business assets in a business, and GABC has no plan or intention to sell or otherwise dispose of any of the assets of HLAN acquired in the Merger. Further, GABC and HLAN (and their respective bank subsidiaries) are in the same line of business. See Treas. Reg. §1.368-1(d)(2); Rev. Rul. 85-198, 1985-2 C.B. 120 (continuity of business enterprise requirement satisfied in a tax-free merger of two bank holding companies). Based on the foregoing, the Merger will satisfy the continuity of business enterprise requirement.

Treas. Reg. § 1.368-1(e) provides that the continuity of interest test is met if a substantial part of the value of the interests of the acquired corporation’s owners in the acquired corporation is maintained in the form of continuing ownership of the acquiring corporation. The Treasury Regulations do not define “substantial” for purposes of determining whether the continuity of interest test is met, but Example 1 in Treas. Reg. § 1.368-1(e)(2)(v) provides that the receipt of consideration consisting of forty percent (40%) of acquiring corporation’s stock and sixty percent (60%) cash by shareholders of the acquired corporation is sufficient to be considered “substantial” for purposes of satisfying the continuity of interest test. Based upon the assumptions contained herein, the continuity of business enterprise and continuity of interest requirements will be met.

September 19, 2024

Based upon an analysis of the relevant sections of the Code, the regulations promulgated thereunder and such other authority as is available on the date hereof, it is our opinion that the Merger of HLAN into GABC in accordance with the terms of the Merger Agreement will constitute a reorganization within the meaning of section 368(a)(1)(A) of the Code.

Even though a merger may qualify as a tax-free reorganization under section 368(a)(1)(A) of the Code, the acquired corporation’s shareholders receive tax free only the stock of the controlling corporation. Section 356(a)(1) of the Code provides that if a shareholder of the acquired corporation receives “boot” (e.g., cash) in a reorganization as well as nonrecognition property (i.e., stock of the controlling corporation), such shareholder’s gain, if any, is to be recognized, but not in excess of the boot. In no event may the shareholder recognize a loss. See Section 356(c) of the Code.

Based upon an analysis of the relevant sections of the Code, the regulations promulgated thereunder and such other authority as is available on the date hereof, it is our opinion that, since the Merger of HLAN into GABC in accordance with the terms of the Merger Agreement will constitute a reorganization within the meaning of section 368(a)(1)(A) of the Code, no gain or loss will be recognized by the HLAN shareholders to the extent they receive shares of GABC Common Stock in the Merger in exchange for their shares of HLAN Common Stock, except that gain will be recognized with respect to any cash received (including cash received in lieu of a fractional share of GABC Common Stock).

Although the discussion set forth in the Registration Statement under the heading “MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER” does not purport to summarize all possible United States federal income tax consequences applicable to the Merger of HLAN into GABC, we are of the opinion that such discussion constitutes, in all material respects, a fair and accurate summary of the United States federal income tax consequences generally applicable to a holder of HLAN Common Stock who participates in the Merger.

We express no opinion on any issue relating to the tax consequences of the transactions contemplated by the Registration Statement other than those set forth above. Our opinion is based on current provisions of the Code, Treasury Regulations promulgated thereunder, published pronouncements of the Internal Revenue Service and case law, all as currently in effect and which are subject to differing interpretations and subject to change at any time by legislative, judicial or administrative action, possibly with retroactive effect. This opinion represents our best judgment regarding the application of United States federal income tax laws under the Code, existing judicial decisions, administrative regulations and published rulings and procedures, all as in effect on the date hereof and all of which are subject to change, possibly on a retroactive basis. Any such change could adversely affect our opinion as stated herein. We undertake no responsibility to advise you of any changes in, or changes in the application or interpretation of, the United States federal income tax laws. Our opinion is not binding upon the Internal Revenue Service or the courts, and there is no assurance that the Internal Revenue Service will not successfully assert a contrary position.

We have not undertaken any independent investigation of any matter upon which we have relied or assumed in rendering this opinion. Any alteration or inaccuracy of any matter upon which we have relied or in any assumptions that we have made could adversely affect our opinion as stated herein.

This opinion addresses only the matters described above and does not address any other federal, state, local or foreign tax consequences that may result from the transactions contemplated by the Merger Agreement. No opinion is implied or may be inferred beyond the matters expressly stated herein.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and the references to our name therein. In giving this consent, we do not thereby admit that we are within the category of persons whose consent is required by Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder.

September 19, 2024

This opinion should not be relied upon by anyone other than GABC, HLAN and their respective shareholders.

Very truly yours,

/s/ Dentons Bingham Greenebaum LLP

DENTONS BINGHAM GREENEBAUM LLP